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                                                                     EXHIBIT 114



[PENNZOIL LOGO]

                          Public Relations Department           Pennzoil Company
                                 P.O. Box 2967                         NEWS
                           Houston, Texas 77252-8200


FOR IMMEDIATE RELEASE

Contacts:
Robert Harper                                Joele Frank/Brian Faw
Corporate Communications                     Abernathy MacGregor Group
713/546-8536                                 212/371-5999


                      PENNZOIL ISSUES STATEMENT REGARDING
                   UPR'S TERMINATION OF HOSTILE TENDER OFFER


HOUSTON (November 17, 1997) -- Pennzoil Co. (NYSE:PZL) made the following response to Union Pacific Resources Group Inc.'s (NYSE:UPR) termination of its unsolicited hostile tender offer for Pennzoil:

     "Last week, Pennzoil's Board of Directors unanimously reaffirmed its opinion that UPR's offer was inadequate and not in the best interests of Pennzoil and its shareholders. The Board believes that the Company's programs and projects will deliver greater value to Pennzoil shareholders than would UPR's offer.

     "Now that UPR has withdrawn its tender offer, management can focus all of its attention on the continuation of Pennzoil's turnaround.

     "The evidence of Pennzoil's turnaround can be seen in its performance and progress. The Company's recently announced third quarter results marked the second consecutive year of continuing improvements in cash flow per share and year-on-year recurring earnings (eight consecutive quarters).

     "In addition, the commencement last week of the flow of first oil from the Caspian Sea by the Azerbaijan International Oil Consortium (AIOC) has been a widely-noted event that marks another important step in the realization of vast potential value for Pennzoil."

Pennzoil Company explores for and produces crude oil and natural gas, manufacturers and markets premium quality lubricants, including America's top selling motor oil for the past 11 years, and is the parent company of Jiffy Lube International, the world's largest franchiser of fast oil change centers.


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